Mail Stop 3561
							April 28, 2006

Jay D. Solomon, Chairman of the Board
Ivecon Corporation
5113 Central Avenue
St. Petersburg, FL 33710


	Re:	Ivecon Corporation
		Registration Statement on Form SB-2
      Filed April 26, 2006
		File No. 333-133545

Dear Mr. Solomon:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      General

1. The registration statement covers the resale of all of Ivecon
Corp`s outstanding securities and thus appears to be an offering
"by
or on behalf" of the registrant. Ivecon is not eligible to conduct an "at the market"





      primary offering under Rule 415.  Consequently, please
revise
your        	  	prospectus to disclose that the securities
will
be offered and sold by the   	 	selling security holders at a
fixed price, which is disclosed in your 	 	prospectus.  In
addition, please revise the prospectus to identify the
	selling shareholders as underwriters under the federal securities laws.

2. We note that you reserve the right to change the offering price of your securities by filing an amendment to the registration statement.
As Ivecon is not eligible to conduct a delayed offering under Rule 415, it appears that Ivecon would be required to terminate the offering under this registration statement and file a new registration statement covering a different offering with the new offering price. Please revise.

      Directors, Executive Officers, Promoters and Control
Persons,
page 35

3. Please expand the business experience disclosures of Mr. Jay
Solomon
      to describe his management position with reporting company
MCG
	Diversified, including the beginning and end dates, by month
and
year.            	Further, please disclose the beginning date,
by
month and year, of his 		position with Forward Manufacturing
and
describe its business activities.    	If true, please revise
footnote (1) of Table 7.0 to clarify that Dover Corp is  	the
SEC
reporting company, rather than Forward Manufacturing.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:




?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director

cc:	Diane J. Harrison, Esq.
	6860 Gulfport Blvd., South No. 162
            South Pasadena, FL  33707



Jay D. Solomon, Chairman of the Board
Ivecon Corporation
April 28, 2006
Page 4